UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE
                                                                    October 28,
2020


Robert W. Postma
Principal
WaterMill Asset Management Corp.
141 Mecox Road
Watermill, New York 11976

        Re:      Ziopharm Oncology, Inc.
                 Amendment No. 1 to preliminary proxy statement filed on
Schedule 14A
                 Filed on October 26, 2020 by WaterMill Asset Management Inc., et al.
                 File No. 001-33038

Dear Mr. Postma,

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

        Please respond to this letter by amending the consent statement and/or by providing the information requested. After reviewing any amendment and/or any information provided in reply to our comments, we may have additional comments. If you believe a comment is inapplicable to your facts and circumstances, and/or do not believe an amendment is required, please tell us why in a written response.
Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A

General

1. Item 1(b) of Schedule 14A specifically requires, unlike a similar disclosure requirement in
   Rule 14a-6(d), that the    approximate date upon which the proxy statement
and form of proxy
   are sent or given to security holders    will appear on    the first page of
the proxy statement.
   The required disclosure appears on page 2. Please revise to comply with the text of the rule.

2. Proposal 2 is described on page 2 as being the    Removal Proposal    that
is not conditioned
   upon the approval of any other proposal. Please advise us, with a view toward revised disclosure, how vacancies on the Board of the registrant would be filled if sufficient consents are granted to remove the current directors under the removal proposal but insufficient
   consents are granted to elect the participants    nominees.

Why are we soliciting your consent?, page 6

3. The disclosure indicates the participants    believe that removing three
current directors
   To the extent the participants intended to state    three    current
directors, please advise us why
 Robert W. Postma
Ziopharm Oncology, Inc.
October 28, 2020
Page 2

    the removal of three and not four directors was made. If, however, the disclosure as presented was intended to reference four directors, please revise.

How Many Consents Must be Received in Order to Adopt the Proposals?, page 7

4. We have reviewed the analysis provided in reply to prior comment number 13.
Section 3.3 of
   the registrant   s bylaws     which addresses filling vacancies generally
but is silent with respect
   to actions by written consent     does not appear to have any effect on the
standard necessary
   for approving the election of nominees to fill an existing vacancy via the execution of written
   consent because    228(a) of Delaware   s General Corporate Law requires any
modification to
   the standard governing actions authorized by written consent, which standard is the majority
   of the shares outstanding, must be established in a corporation   s
certificate of incorporation.
   Please reconcile the disclosures in the proxy statement with the standard
within    228(a).

Form of Consent

5. Under Rule 14a-4(e), the proxy statement or form of proxy must affirmatively state, subject to reasonable specified conditions, that with respect to any matter to be acted upon, the shares will be voted in accordance with the specifications so made. The disclosure at page
   three that indicates the participants have a    goal for the submission of
written consents as
   directed    does not specify the condition to which such submission is subject or explicitly
   state that the shares will be voted in accordance with the instructions given by security holders. Please revise the form of proxy or proxy statement to conform to the disclosure standard set forth in Rule 14a-4(e).

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                             Sincerely,

                                                             /s/ Nicholas P.
Panos

                                                             Nicholas P. Panos
                                                             Senior Special
Counsel
                                                             Office of Mergers
& Acquisitions

 cc:   Mohammad M. Malik, Esq.
       Meagan M. Reda, Esq.